Filed by Ecolab Inc.

(Commission File No. 001-09328)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Nalco Holding Company

On November 2, 2011, Ecolab Inc. used the following slides in a live presentation to Nalco employees in Naperville, IL.  Presentation slides identical to presentation slides previously filed by Ecolab on or after July 20, 2011 pursuant to various Rule 425 filings have been omitted.

Douglas M. Baker CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER November 2, 2011 1

Cautionary Statement Cautionary Statements Regarding Forward-Looking Information This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Ecolab and Nalco, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Ecolab or Nalco prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Ecolab or Nalco could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Ecolab, Nalco and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Ecolab and Nalco, see the Annual Reports on Form 10-K of Ecolab and Nalco for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Ecolab nor Nalco undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. 2

Additional Information Additional Information and Where to Find it In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary or by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Merger Solicitation Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. 3

Ecolab Nalco Corporate Market Focus Leading Technology In-Unit Service Training Competency Information Capture Complimentary Business Model 4

Technology and Service Focus Sales and Services Employees ~14,500 ~7,000 Technology Technology Centers 7 14 Patents 3,700+ 1,800+ R&D Employees 700 600 R&D 2010 $88M $80M 5 3 TRASAR T E C H N O L O G Y D ®

Leadership Engagement 6 Engagement Statements I am excited about the future direction Ecolab—Overall of the combined company Nalco Overall I am personally motivated to make the Ecolab—Overall combined company successful Nalco Overall 0% 20% 40% 60% 80% 100% Favorable Neutral Unfavorable Ecolab Nalco Ecolab Nalco Average Agreement (Scale of 1-7 [best]) I am excited about the future direction of the combined company 6.1 6.5 5.7 6.3 6.6 6.7 6.5 6.1 6.2 6.3 5.7 6.7 6.5 5.5 5.7 6.6 5.3 I am personally motivated to make the combined company successful 6.5 6.7 6.2 6.1 6.7 6.8 6.7 6.3 6.5 6.4 6.3 6.9 6.7 5.5 6.3 6.9 5.8 Car suiting Talent & Rewards Proprietary Confidential 013871017 Culture ppt014-K3-69884 10/2011 11 AoN Hewitt ECOLAB BOTH COMPANIES Ecolab - Overall Nalco - Overall Asia Pacific EMEA Latin America North America Asia Pacific EMEA Latin America North America PC/EC Management Team PC/EC Management Team Ecolab Integration Team Nalco Integration Team

7 Ecolab Current Culture (Relative to Nalco) Nalco Current Culture (Relative to Ecolab) Desired Culture Results-oriented Process-oriented Results-oriented Regional Focused Global Focused Global Focused Hierarchical / Command & Control Flat / Empowered Flat / Empowered Conventional Innovative Innovative Function focused Enterprise Focused Enterprise Focused Current Culture Desired Culture Key Differences and Aspirations Current Culture Similarities Desired Culture Customer Focused Customer Focused Short-term Oriented Long-term Oriented Authoritative Consensus Accountable Accountable Decisive Decisive Key Similarities and Aspirations Cultural Fit 7

8

Stronger Foundation for Combined Company

Great Fit

- Technology and business model alignment
- Similar business cultures
- Complete the circle of solutions
- Limited direct overlap … minimum disruption

Stronger Foundation

- $11B in combined revenue
- Strong cash flow: ~$1.2B in operating cash flow, ~$2B in EBITDA
- Strong balance sheet and financial wherewithal
- More balanced industry mix

Enhances Both Companies' Prospects For Greater Growth

ECOLAB

Everywhere it Matters
Cleaner Safer. Healthier.
More Efficient. More Sustainable.

NALCO

Essential Expertise for
Water Management

9 Significant Increase in Scale FY 2011 Estimates Ecolab Nalco Combined Sales (Analysts Estimate) $6.7 $4.7 $11.3 Net Income (Analysts Estimate) $0.6 $0.2 $0.8 Net Income % 9% 5% 7% ROIC (Annual 5 quarter average) 18% 10% N/A Vitality Index 35% 27% N/A Market Cap (as of 7/15/11; combined is current) $12.9 $4.0 $16.4 # of Employees (ECL end of Q3; NLC per 2010 Factbook) 26,961 12,493 39,454 $ in billions

10 Significant Increase in Scale FY 2011 Estimates Ecolab Nalco Combined Sales (Analysts Estimate) $6.7 $4.7 $11.3 Net Income (Analysts Estimate) $0.6 $0.2 $0.8 Net Income % 9% 5% 7% ROIC (Annual 5 quarter average) 18% 10% N/A Vitality Index 35% 27% N/A Market Cap (as of 7/15/11; combined is current) $12.9 $4.0 $16.4 # of Employees (ECL end of Q3; NLC per 2010 Factbook) 26,961 12,493 39,454 $ in billions Ecolab Nalco Sales +11% +15% Adj. EPS +14% +15% Q3 Results

Merger Status Update Antitrust Filings U.S. clearance received Early termination of HSR waiting period Only China & Europe outstanding SEC Filings complete Committed financing to close the deal completed Continue to project Q4 close Dedicated integration team planning underway 11

An Acquisition with the Spirit of a Merger The best of goal is “better” All join as equals Talent, knowledge, results matter Lineage does not We will work to be fair and smart We will seek to avoid political answers No “quotas” Focus on what’s right for the business and customers 12

Stronger, Better Company is the Goal Better equipped to serve customers Technology enhanced Costs reduced Balance sheet to capitalize on growth opportunities Talent and experience needed to win 13

Leadership Team* 14 S. Fritze, chief financial officer J. Seifert, executive vice president, general counsel and secretary M. Meyer, executive vice president, Human Resources S. McCutcheon, senior vice president and chief information officer L. Berger, executive vice president and chief technical officer G. Temple, executive vice president and chief supply chain officer H. Thom, senior vice president, Global Marketing & Communications A. Busch, senior vice president, Corporate Development H. Sisco, vice president, Global Safety, Health and Environment * Post Merger Close E. Fyrwald, president T. Handley, senior executive vice president and president, Global F&B and APLA D. Flitman, executive vice president and president, Global WPS S. Taylor, executive vice president and president, Global Energy Services M. Hickey, executive vice president and president, Institutional N.A. J. Miller, executive vice president and president, Global Services & Specialty S. Nestegard, executive vice president and president, Global Healthcare B. Mendez, executive vice president and president, Global Specialty C. Beck, executive vice president and president, Global Integration P. Mason, executive vice president and president, EMEA E. Melin, executive vice president and president, Asia Pacific J. White, executive vice president and president, Latin America D. Baker, CEO and chairman

2012 Priorities Win as ONE Create “one company”. Empowered and engaged. Focused on growth. Win BIG Continue to build share with the largest players in the industries we serve. Win FAST Develop and expand leadership position in the fastest growing markets -- Segments: Water, Energy, Healthcare -- Geographies: Greater China, India, Brazil Win LEAN Over-deliver integration synergies. Extend global leverage, led by Europe. Win SAFE Make safety core to our foundational principles. Win NOW Exceed year one merger goals, while building for a successful future 15

What Must Happen to Succeed We become one company We all decide the future is more important than the past We quickly focus on what matters: Customers Team Development Delivering Growth 16

What This Means To You You are a part of an organization with a mission that truly is “everywhere it matters”. You are providing and protecting what is vital: Clean water Safe food Abundant energy Healthy environments You are part of a larger, stronger organization poised for exceptional growth. You have more to offer our customers. You have more career opportunities. 17

Delivering on Our Purpose, Reaching Our Potential Ecolab + Nalco = 18

Synergies Accelerated Growth Opportunities Nalco water treatment Ecolab’s Food & Beverage, Institutional, Kay, Textile Care customers Ecolab Institutional, Pest Elimination Nalco’s Industrial, Paper, Oil and Gas customers Expand service and innovation investments Accelerate energy and emerging markets investment Cost Synergies Focused on near-term cost synergies and expect approximately $150 million of annualized cost savings Approximately one-third related to G&A and two-thirds related to supply chain No reductions in sales and service or R&D associates Management and Financial Leverage Similar business models and cultures Combination creates significant management capabilities and greater Nalco financial flexibility Innovation Synergies: Cross-Pollenization Nalco’s 3D TRASAR potential in Food & Beverage Clean-in-Place plant cleaning systems and commercial laundries Ecolab’s field technologies and antimicrobial science applications for Water, Energy and Paper 19